SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 6-K


Report of Foreign Private Issuer


Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934


Report on Form 6-K for April 28, 2006

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa


(Name and address of registrant's principal executive office)


(Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.)

Form 20-F   X     Form 40-F _____

Enclosures:


SENS announcement  : Sasol Mining advances its broad-based BEE strategy

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")

Sasol Mining advances its broad-based BEE strategy

Sasol Mining, the wholly-owned coal mining business of Sasol Limited, today announced the first phase implementation of its broad-based empowerment strategy through the formation of Igoda Coal (Pty) Limited, an empowerment venture with Eyesizwe Coal, a black-owned mining company.

As a result of this transaction the black economic empowerment (BEE) ownership component in Sasol Mining now comprises an estimated 8%.

Sasol Mining today also announced that it will expedite plans to advance the second phase of its broad-based BEE ownership strategy that will see it achieve about 20% BEE shareholding by 2009 and full compliance with the Mining Charter's target of 26% by 2014.

Sasol Mining's future broad-based empowerment ventures will further assist operational capacity building in the mining sector. Sasol Mining's intention is to create a new, sustainable BEE entity, which will be involved in selected mining operations. This entity will preferably include an operational women's group, as well as other broad-based stakeholders.

Eyesizwe Coal's operational expertise will also play an important role in helping Sasol Mining further develop operational capacity-building with new BEE entrants.

Further announcements are expected this year.  One of the first announcements will be at Sasol Mining equity level.

"The Igoda Coal transaction is just the first phase of Sasol Mining's empowerment commitment to promote BEE in South Africa and supports the tenets and spirit of the Mining Charter," says Sasol CE Pat Davies.

The Igoda Coal transaction, which has been more than two years in the making, follows just months after the announcement of the R1,5 billion Tshwarisano empowerment transaction in Sasol's liquid fuels business.

Igoda Coal comprises the full value chain of Sasol's coal export mining business – the Twistdraai Colliery and beneficiation plant at Secunda in Mpumalanga Province, the marketing and logistics components of its coal export business, as well as Sasol Mining's 5% shareholding in Richards Bay Coal Terminal.

Igoda Coal, worth almost R1,4 billion, will be one of South Africa's largest empowered coal export companies.  Eyesizwe Coal owns 35% of the empowerment venture, while Sasol Mining holds the remaining 65%. The company will mine, beneficiate, market and supply utility coal for the international export market.   It will produce a minimum export production of 3,6 million tons per annum (Mtpa) and will supply approximately 4 Mtpa of middlings coal to Sasol Synfuels at Secunda, the world's sole commercial producer of fuel components and chemical feedstock from coal. Igoda Coal has sufficient coal reserves for approximately 30 years.

"We are delighted at the formation of Igoda Coal. This company constitutes a robust and vibrant component of our coal mining business that embodies the spirit of sustainable transformation," says Davies.

"For us at Sasol, transformation is a strategic, business and moral imperative. BEE is a fundamental prerequisite for South Africa's long-term socio-economic development and sustainability. Our recent – and forthcoming – announcements are indications that we are well down the track to creating sustainable broad-based empowerment ventures," says Davies.

Eyesizwe chief executive Sipho Nkosi says: "In bringing this transaction to fruition, Sasol has once again reaffirmed its commitment to sustainable transformation and economic empowerment. This deal further broadens our resources base and adds both critical mass to our coal portfolio and value creation for our broad-base of empowerment shareholders. Igoda Coal embodies our aspirations to be a global player through sustainable growth opportunities."

The new empowerment venture company has an enterprise value of approximately R1,4 billion. Eyesizwe will provide R25 million and Sasol Mining R46 million in equity, with the balance provided in the form of loans.  Sasol will be providing appropriate facilitation and support in line with its commitment to transformation in the mining industry.

Sasol Mining is in the process of converting its Secunda mining rights. Upon the granting of a mining right by the Department of Minerals and Energy (DME), Sasol Mining will transfer the relevant area to Igoda Coal. The transfer is subject to Ministerial approval. The new company will become fully operational as a statutory business entity once the transfer of the mining right has been effected.

16 March 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: April 28, 2006


                                        By:    /s/   N L Joubert
                                               Name: Nereus Louis Joubert
                                               Title:   Company Secretary